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                         UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                         SCHEDULE 13G

           Under the Securities Exchange Act of 1934

                 (Amendment No.       2     )*

                 Agri-Nutrition Group Limited
                ------------------------------
                       (Name of Issuer)

                         Common Stock
        -----------------------------------------------
                (Title of Class of Securities)

                          00849K-10-0
                        (CUSIP Number)

              Bruce G. Baker and Linda L. Baker
                  (Name of Reporting Persons)


Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in the prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)





SEC 1745 (2-95)                                     Page 1 of 6

CUSIP No.  00849K-10-0                                   Page 2 of 6 Pages

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

                   Bruce G. Baker and Linda L. Baker

2.  Check the Appropriate Box if a Member of a Group*

    a.

    b.

3.  SEC Use Only

4.  Citizenship or Place of Organization

    U.S.A.

Number of                   5.  Sole Voting Power

Shares Beneficially                  613,691

Owned by                    6.  Shared Voting Power

Each Reporting

Person                      7.  Sole Dispositive Power
                                         613,691
With
                            8.  Shares Dispositive Power

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

    613,691 (Includes options to purchase 100,000 shares, 73,594 shares held by Mercantile Bank as custodian for a roll-over individual retirement account f/b/o Bruce G. Baker, 230,597 shares held individually by Mr. Baker as trustee of a trust for his benefit, and 209,500 shares held individually by his spouse. Excludes 37,200 shares held by an independent trustee for the benefit of three adult children and 12,000 shares held by such children.)

10.  Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

11.  Percent of Class Represented by Amount in Row 9

     7.2%

12.  Type of Reporting Person*

     IN




                   *SEE INSTRUCTION BEFORE FILLING OUT!

                          Page 2 of 6 Pages

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             SCHEDULE 13G Attachment

                                (Amendment No. 2)

                          Agri-Nutrition Group Limited
                   (Formerly PM Agri-Nutrition Group Limited)
                                (Name of Issuer)

                        Bruce G. Baker and Linda L. Baker
                           (Name of Reporting Persons)

ITEM 1.

  (a)    Name of Issuer:  Agri-Nutrition Group Limited

  (b)    Address of Issuer's Principal Executive Offices:
                    Riverport Executive Center II
                    13801 Riverport Drive, Suite 111
                    Maryland Heights, Missouri 63043
ITEM 2.

  (a)    Name of Persons Filing:  Bruce G. Baker and Linda L. Baker, jointly

  (b)    Address of Principal Business Office or, if none, Residence:

                                    Agri-Nutrition Group Limited
                                    Riverport Executive Center II
                                    13801 Riverport Drive, Suite 111
                                    Maryland Heights, Missouri 63043

  (c)    Citizenship:  U.S.A.

  (d)    Title of Class of Securities:  Common Stock

  (e)    CUSIP Number:   00849K-10-0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

  (a)    |_|      Broker or Dealer registered under Section 15 of the Act

  (b)    |_|      Bank as defined in Section 3(a)(6) of the Act

  (c)    |_|      Insurance Company as defined in Section 3(a)(19) of the Act

  (d)    |_|      Investment Company registered under Section 8 of the
                  Investment Company Act

  (e)    |_|      Investment Advisor registered under Section 203 of the
                  Investment Advisors Act of 1940

  (f)    |_|      Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
                  1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F)

  (g)    |_|      Parent Holding Company, in accordance with section
                  240.13d-1(b)(1)(ii)(G) (Note:  See Item 7)

  (h)    |_|      Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

ITEM 4.  OWNERSHIP

  (a)    Amount Beneficially Owned:         613,691

         Includes options to purchase 100,000 shares, 73,594 shares held by Mercantile Bank as custodian for a roll-over individual retirement account f/b/o Bruce G. Baker, 230,597 shares held individually by Mr. Baker as trustee of a trust for his benefit, and 209,500 shares held individually by his spouse. Excludes 37,200 shares held by an independent trustee for the benefit of three adult children and 12,000 shares held by such children.

  (b)    Percent of Class:          7.2%

  (c)    Number of shares as to which such person has:

        (i)   sole power to vote or to direct the vote                  613,691
       (ii)   shared power to vote or to direct the vote                   None
      (iii)   sole power to dispose or to direct the disposition of     613,691
       (iv)   shared power to dispose or to direct the disposition of      None

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_| .

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          N/A

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          N/A

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          N/A

ITEM 10. CERTIFICATION

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                          /s/ BRUCE G. BAKER
                                         -------------------------------------
                                                      Bruce G. Baker




                                      Date  May 6, 1997


                                             /s/ LINDA L. BAKER
                                        --------------------------------------
                                                     Linda L. Baker




                                      Date   May 6, 1997

                                   EXHIBIT A

                 Rule 13d-1(f) Agreement for Joint Filing


          The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Agri-Nutrition Group Limited.



                                                /s/ BRUCE G. BAKER
                                             --------------------------------
                                             Bruce G. Baker




                                            Date  May 6, 1997


                                                 /s/ LINDA L. BAKER
                                            ----------------------------------
                                            Linda L. Baker




                                            Date  May 6, 1997